DENNIS MARTIN NAMED CHAIRMAN, PRESIDENT AND CEO OF GBC

Northbrook, IL, May 9, 2001 – Dennis J. Martin has been named Chairman, President and Chief Executive Officer of General Binding Corporation (Nasdaq: GBND).

Mr. Martin, former Executive Vice President of Illinois Tool Works, succeeds James A. Miller, who had been Chairman, as well as interim President and CEO. Mr. Miller will assist Mr. Martin during the management transition in the temporary role of executive consultant, and will continue to be a GBC Board member.

"We are very fortunate to have found someone with the exceptional leadership skills and experience that Dennis possesses," said Mr. Miller. "His record of success at ITW positions him well for the CEO position at GBC."

Mr. Miller noted that GBC was looking for an individual "with the strategic vision to build on the company's past and position it for profitable growth in the future. We wanted someone with a demonstrated record of building revenues, profits and shareholder value in a large organization. Other critical factors were knowledge and passion for customer needs, new product development skills, and proven ability to select and develop management.

"Dennis is definitely the right individual for this position," Mr. Miller stated. "His experiences at ITW, in particular, impressed the Search Committee members. During his 10 years at ITW, Dennis demonstrated the ability to create positive change through empowerment and implementation of best practices. He stood out among a strong group of internal and external candidates that were evaluated."

"GBC has a history of providing value to its customers and a long-standing reputation as a high-quality manufacturer of office products," said Mr. Martin. "I am truly excited to be a part of this organization and to help continue its tradition of excellence. I was impressed not only by GBC's 50-year history of being a leader in a variety of product categories but also the high caliber of its Board of Directors."

Mr. Martin was most recently Executive Vice President and Chief Executive Officer of the $1 billion Welding Products Group of Illinois Tool Works, a $10 billion international manufacturing company based in Glenview, IL. In that position, he had full responsibility for more than 25 business units ranging from $3 million to $60 million in revenue. Prior to joining Illinois Tool Works in 1991, Mr. Martin held senior sales and regional management positions at Ingersoll-Rand Company. Mr. Martin also is a member of the Board of Directors of HON Industries, a national manufacturer and marketer of office furniture and hearth products.

Mr. Martin has a BS in Industrial Engineering and Management from the University of New Haven. He and his wife, Barbara, have three grown children and reside in Pleasant Prairie, Wisconsin.

The appointment culminates a national search conducted with the assistance of executive search firm Spencer Stuart.

GBC is an innovative global technology leader in document finishing, film lamination, visual communications and paper shredder products. GBC's products are marketed in over 115 countries under the GBC, Quartet, Ibico, VeloBind, Shredmaster, Bates, Sickinger, Pro-Tech, and Fordigraph brands and are used in the commercial, business, educational, home office and governmental markets.